ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 MATERIAL FACT Payment of Dividends and Interest on Capital ITAÚ UNIBANCO HOLDING S.A. (“Company”) informs its stockholders that, as of this date, the Board of Directors has resolved on the payment of dividends to be made on March 08, 2024, in the amount of R$1.125125 per share for fiscal year of 2023, in addition to the previously declared amounts for the same fiscal year, based on the calculation of the final stockholding position registered on February 21, 2024, totaling R$11.0 billion. The Board of Directors has also approved the payment of the interest on capital1, also to be made on March 08, 2024, already declared in accordance with the Material Facts disclosed on: • September 6, 2023, in the gross amount of R$0.2693 (net amount of R$0.228905) per share, based on the final stockholding position recorded on September 18, 2023; and • November 24, 2023, in the gross amount of R$0.24724 (net amount of R$0.210154) per share, based on the final stockholding position recorded on December 6, 2023. Therefore, stockholders holding shares in the stockholding positions mentioned above will receive on March 8, 2024 dividends and interest on capital in the net amount of R$1.564184 per share. If you have any questions, please access www.itau.com.br/investor-relations and follow the route: services to investors > Contact IR. São Paulo (SP), February 5, 2024. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence 1 Except for the corporate stockholders able to prove that they are immune or exempt from such withholding. Note: The amounts paid per share as interest on capital are the same for common (ITUB3) and preferred (ITUB4) shares.